Contact

www.linkedin.com/in/sarahpark220
(LinkedIn)

Top Skills

Skilled Relationship Builder
Mobile Games
Mobile Applications

Languages

Spanish
Korean

Sarah Park

Co-Founder
Los Angeles, California, United States

Summary

I've lived over a decade in strategy and creativity functions to help early stage B2B and B2C orgs achieve their goals. Used those years to build and execute 0>1 strategies focusing on driving revenue, collaborating cross-team and prioritizing health and happiness throughout. :)

Experience

Teal

Co-Founder
November 2024 - Present (6 months)
Los Angeles, California, United States

Sanlo

Developer Relations
September 2022 - January 2024 (1 year 5 months)
Los Angeles Metropolitan Area

Our mission is to support and empower gaming and app companies to create successful products that their customer love, while running financially healthy businesses.

We are building a financial OS for the flourishing creator economy!

Come join us https://www.sanlo.io/about-us!

Calculate

Director Of Business Development & Investor Relations
June 2020 - September 2022 (2 years 4 months)
Los Angeles Metropolitan Area

Amalgam started as an internal tool to make data-intensive accounting processes more efficient. It has evolved into a comprehensive business automation platform, allowing data-savvy professionals to build complex automated processes using common tools like Excel or Google Sheets instead of traditional code.

UpKeep Maintenance Management
Account Executive
March 2019 - June 2020 (1 year 4 months)
Greater Los Angeles Area

UpKeep is the leading mobile-first CMMS/Enterprise Asset Management
System, named #1 Maintenance Management Software by Gartner, and
received the highest ranking in satisfaction by G2 Crowd. We've raised a
total of $13 million by Y Combinator, Battery Ventures, Bain Capital, and
Emergence Capital.

Ogury
Business Development Manager
November 2017 - December 2018 (1 year 2 months)
Greater Los Angeles Area

(Ogury Acquired Adincube April 2018)

Ogury is the mobile data platform that provides the most comprehensive view
of mobile user behaviour globally, and the only platform offering a true picture
of what people are doing on their mobile devices – in-app and out.

Maple Media
Business Development Manager
April 2016 - November 2017 (1 year 8 months)
Greater Los Angeles Area

(Maple Media Acquired Skybound Entertainment Feb 2025)

Early employee pre $30m raise.

OMD USA
Negotiator
July 2013 - October 2015 (2 years 4 months)

Saks Fifth Avenue OFF Fifth
MIT intern
June 2012 - August 2012 (3 months)
Irvine, CA

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Education

Syracuse University - Martin J. Whitman School of Management

Bachelor's degree, Marketing and Finance · (2009 - 2013)

SU Madrid

Marketing/Finance · (2012 - 2012)